FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

8 October
 2008

HSBC WELCOMES UK GOVERNMENT'S ANNOUNCEMENT
HSBC's UK subsidiary will observe the tier 1 capital ratio requirement, funded from HSBC's internal resources

HSBC Holdings plc has no plans to utilise the recapitalisation scheme

HSBC welcomes the UK government's proposals to provide liquidity and inject capital into the UK banking system. These are important and necessary steps in restoring confidence to the sector.

Consistent with the objectives of the UK scheme announced today, HSBC will ensure that our principal UK subsidiary, HSBC Bank plc, continues to be appropriately capitalised, funded from the Group's internal resources. HSBC therefore has no current plans to utilise the UK recapitalisation initiative.

The HSBC Group supports efforts to stabilise the operation of financial markets and yesterday provided significant amounts of liquidity to the London Sterling interbank market, lending around £2 billion of three-month and six-month money to other banks. HSBC expects to be very active in the London interbank market again today. HSBC believes its actions will contribute to easing the strain in UK money markets, where the availability of three-month and six-month interbank loans has been very tight in recent weeks.

HSBC operates in 85 countries and territories worldwide, including the UK which represented approximately one quarter of our global profits in 2007. With a market capitalisation of US$190 billion (as at 7 October 2008), the HSBC Group is one of the world's largest financial services organisations. Over 100 million customers worldwide entrust HSBC with US$1.2 trillion in deposits. With a tier one capital ratio of 8.8% and a loan to deposit ratio of 90% as at 30 June 2008, the Group remains one of the most strongly capitalised and liquid banks in the world.

Media enquiries to
:
Patrick McGuinness on 020 7991 0111 or at
Patrickmcguinness@hsbc.com

Note to Editors:

The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: October 08, 2008